UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 4, 2019, the wholly owned subsidiary of ItamarTM Medical Ltd. (“Itamar Medical”) entered into an agreement (the “Collaboration Agreement” or the “Agreement”) with a wholly owned subsidiary of SoClean® Inc. (“SoClean”), a company that develops, manufactures and markets sleep equipment sanitizers through direct-to-consumer (“DTC”) channels to the sleep apnea market. The purpose of the Agreement is to make Itamar Medical’s WatchPATTM ONE home sleep apnea test and Digital Health Services available to consumers. The Collaboration Agreement is designed to overcome the barriers to sleep apnea testing and therapy solutions by enabling consumers to purchase remote sleep consultations and home-based sleep test using the WatchPAT ONE in the comfort of their own homes.

WatchPAT ONE is the first and only disposable home sleep apnea test (HSAT) cleared by the FDA. WatchPAT ONE provides an automated and comprehensive sleep report for interpretation and is simple to use with logistical advantages that are uniquely suited to the DTC market.

Under the terms of the Collaboration Agreement, SoClean will have exclusivity to market and sell the WatchPAT ONE to the DTC Segment in the United States, subject to purchasing certain minimum quantities. During the fourth quarter of 2019 and 2020 SoClean has agreed to purchase a minimum of $4.5 million worth of WatchPAT ONE devices, with annual growth commitments through 2024. SoClean will have exclusive DTC rights in the U.S. through any and all marketing and sales channels, excluding healthcare providers and facilities and SoClean’s parent company has agreed to guarantee the performance of the Collaboration Agreement by its subsidiary. SoClean plans to announce further details regarding its home sleep apnea testing service in Q1 2020.

Forward-Looking Statements

This From 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss potential outcomes and growth opportunities which may arise out of the collaboration between Itamar Medical and SoClean, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward-looking statements, could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.
By: /s/ Shy Basson
Shy Basson Chief Financial Officer

Date: December 4, 2019